4-30-02

RECEIVED MAY 02 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2002

PROCESSED MAY 15 2002 THOMSON FINANCIAL

PIONEER CORPORATION
(Translation of registrant's name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

02033118

This Form 6-K includes:

(i) An announcement released by the Company to the press in Japan dated April 26, 2002, concerning its business results for the fiscal year ended March 31, 2002;

(ii) An announcement released by the Company to the press in Japan dated April 26, 2002, concerning issue of share acquisition rights for the purpose of granting stock options; and

(iii) An announcement released by the Company to the press in Japan dated April 26, 2002, concerning purchases of the Company's own shares.

News Release

For Immediate Release
April 26, 2002

Pioneer Announces Business Results for Fiscal 2002

TOKYO — Pioneer Corporation today announced its business results on consolidated and parent-only bases for fiscal 2002, ended March 31, 2002.

Consolidated Financial Highlights

(In millions of yen except per share information)

	Year ended March 31		
	2002	2001	% to prior year
Operating revenue:			
Net sales	¥651,311	¥626,539	104.0
Royalty revenue	17,588	20,530	85.7
	668,899	647,069	103.4
Operating income	¥21,281	¥33,819	62.9
Income before income taxes	¥15,343	¥34,193	44.9
Net income	¥8,047	¥18,298	44.0
Net income per share:			
Basic	¥44.70	¥101.76	
Diluted	¥44.69	¥101.70	

Consolidated Business Results

For fiscal 2002 ended March 31, 2002, operating revenue — the sum of net sales and royalty revenue — was the highest ever, at ¥668,899 million (US$5,029.3 million), up 3.4% from last year. During fiscal 2002, the average value of the yen was 11.6% lower against the U.S. dollar, and 9.2% lower against the euro, compared to fiscal 2001.

Electronics Business sales increased 3.6% over fiscal 2001, amounting to ¥607,475 million (US$4,567.5 million).

Audio/Video (AV) Products sales were up 2.4% to ¥195,718 million (US$1,471.6 million). In Japan, sales increased 1.2% to ¥51,177 million (US$384.8 million), thanks to a large increase in the sale of plasma displays for home use and a rise in sales of DVD recorders, and despite a large decrease in compact stereo system sales. Overseas, sales increased by 2.8% to ¥144,541 million (US$1,086.8 million) reflecting the yen's depreciation and encouraging sales of plasma displays for home use and DVD home theater systems in North America and Europe.

Car Electronics Products sales grew 6.7% to ¥261,211 million (US$1,964.0 million). In Japan, sales increased 6.9% to ¥96,115 million (US$722.7 million), although car audio product sales to automobile manufacturers fell. The increase is attributed to successful consumer market sales of two types of car navigation systems, advanced hard disk drive (HDD) models, and affordable, easy-to-operate DVD models. Overseas, sales also increased 6.5% to ¥165,096 million (US$1,241.3 million), despite a sales drop in Europe due to intensified competition. This increase comes from the yen's depreciation and the sales rise in North America, especially of car audio products incorporating a radio tuner for digital satellite broadcasting that started in the United States last year.

Others sales were almost the same as for last year at ¥150,546 million (US$1,131.9 million). In Japan, sales increased 1.2% to ¥63,570 million (US$478.0 million) as sales of DVD-R/RW drives to personal computer (PC) makers increased, although sales of cellular phones declined. Overseas, sales were almost the same as for last year at ¥86,976 million (US$653.9 million), reflecting the yen's depreciation and a large increase in sales of DVD-R/RW drives to PC makers, offsetting falling sales of digital cable-TV set-top boxes in North America, and speaker devices for cellular phones overseas.

AV Software Business sales increased 9.8% from last year to ¥43,836 million (US$329.6 million). Sales in Japan rose by 14.0% to ¥31,560 million (US$237.3 million) thanks to increased DVD software sales, while overseas sales were almost the same as for last year at ¥12,276 million (US$92.3 million). In North America, DVD software sales advanced, but animation videocassette sales dropped.

Royalty revenue from **Patent Licensing** decreased 14.3% to ¥17,588 million (US$132.2 million), compared to that of last year. This is attributable to a reduction in royalty revenue from digital playback/recording products such as CD-ROM and CD-R drives, as PC market sales slumped.

Operating income decreased 37.1% from the previous year to ¥21,281 million (US$160.0 million). This is mainly attributable to a decline of profit from patent-related business due to decreased royalty revenue, increased selling expense as a result of vigorous advertising and sales promotion activities, and expenses incurred in connection with restructuring of some production sites and withdrawal from certain businesses facing unfavorable prospects. Net income came to ¥8,047 million (US$60.5 million), down 56.0% from ¥18,298 million posted last year. In addition to the decline of operating income, losses in investment in stocks as a result of a significant drop in market value accounted for the decrease. An absence of gains on sale of investment and real property, such as those realized last fiscal year, was another reason for the decreased net income.

Basic net income per share of common stock was ¥44.70 (US$0.34), compared with ¥101.76 for fiscal 2001. Diluted net income per share was ¥44.69 (US$0.34), against ¥101.70 for fiscal 2001.

Cash Flows

With regard to cash flows, ¥57,110 million (US$429.4 million) in cash was generated from operating activities. As a result, free cash flow, which is the difference between ¥57,110 million in cash generated from operating activities and ¥51,148 million (US$384.6 million) in cash used in investing activities such as capital expenditures, was positive at ¥5,962 million (US$44.8 million).

Year-End Dividend

A year-end cash dividend of ¥7.5 (US$0.06) per share of common stock will be paid, subject to approval at the General Meeting of Shareholders to be held on June 27, 2002. When added to the interim dividend paid last December, this brings the annual cash dividend for this fiscal year to ¥15 (US$0.12), the same amount as in the previous year.

Addressing Current Challenges

In fiscal 2002, we continued to face slow economies in such major markets as Japan, North America and Europe, as well as intensified price competition in markets for the Company's major products. To cope with the situation, Pioneer is focusing its resources on strategic businesses such as DVD, plasma displays, and car electronics products.

In our DVD business, we are shifting the emphasis from price-competitive DVD players and DVD-ROM drives to higher value-added DVD recorders and DVD-R/RW drives for PCs. Last fall, we introduced a DVD recorder to overseas markets. We also plan to ramp up our DVD-R/RW drive business, in anticipation of big near-term developments in the overall market. As we mass produce more DVD-R/RW drives, we reduce our production costs for the drives and DVD recorders with which they share parts.

Regarding the plasma display business, our addition of a new production line in

2001 gives us the capacity to produce up to 150,000 units a year. We have launched 50- and 43-inch new models of high-definition displays since 2001. We continue monitoring the market, so that we may add another production line. Meanwhile, we will continue our effort to reduce costs by cutting the number of parts and to develop new panels that enhance the quality of Pioneer plasma displays.

In our car electronics business, we continue to expand aggressively upon our leading position in the market. For example, in the field of car navigation, we launched in 2001 HDD models and affordable, easy-to-operate DVD models that earned excellent reputations. As we keep introducing innovative car electronics products, we will continue to distinguish our products from our competitors'.

To lower our costs, we are establishing a global system that reviews and optimizes our overall production. In China, we built two new plants and started production in 2001. We continue expanding parts procurement, designing products, and increasing the proportion of our production in China. Additionally, we plan to introduce new inventory and production control systems to reduce inventories of the whole Pioneer group.

In July 2001, we introduced our *sound.vision.soul* brand slogan to markets worldwide in order to strengthen Pioneer's brand image. Pioneer selected plasma displays, DVD recorders and car navigation systems as strategic products in its efforts to raise the Pioneer brand profile, and is focusing advertising expenditures on these products. Also, we continue expanding markets for DVD recorders, enhancing recognition of the Pioneer brand in the plasma display market, and raising business worldwide for our car navigation systems.

Consolidated Business Forecasts for Fiscal 2003

Assuming average yen-U.S. dollar and yen-euro exchange rates for fiscal 2003 of ¥130 and ¥115, respectively, the Company announced its consolidated business forecasts for fiscal 2003, ending March 31, 2003, as follows:

	Projections for fiscal 2003	Results for fiscal 2002	Percent changes
Operating revenue	¥720,000 million	¥668,899 million	+8%
Operating income	¥25,000 million	¥21,281 million	+17%
Income before income taxes	¥22,000 million	¥15,343 million	+43%
Net income	¥11,000 million	¥8,047 million	+37%
Net income per share	¥61.09	¥44.70	

As for operating revenue, our royalty revenue will decrease, but sales are expected to grow in our major lines of plasma displays and DVD-related products, including DVD players, DVD recorders, DVD car navigation systems and DVD-R/RW drives.

Net income is forecasted to surpass that for fiscal 2002, now that the second plasma display production line that started last year is running as planned, greatly helping to increase our sales and net income. Also, plants that started production in China last year will help reduce our production costs further.

Cautionary Statement with Respect to Forward-Looking Statements

Statements made in this release with respect to our current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management's assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on the belief that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to implement successfully our business strategies; (v) our ability to compete and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance the brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.

Corporate Policy

We regard customer satisfaction as the most important factor in our corporate policy. Based on this consideration, we develop and provide advanced, high-quality, and value-added electronics products that deliver pleasure, comfort and convenience. This keeps us faithful to our corporate philosophy of "Move the Heart and Touch the Soul."

In accordance with these values, we aim to achieve the following medium-term objectives.

- To become a leader in the DVD industry
- To establish a presence in the market for plasma and organic electroluminescent (OEL) displays
- To develop and strengthen a line of network-related products
- To expand our key device business and develop our key technologies

Today, the DVD-related products and plasma display sectors have grown to become our core businesses. The Pioneer group as a whole will continue the implementation of various measures to realize its goals.

Better Corporate Governance

The corporate executive officer system that we introduced in 1999 continues to speed up decision-making and enhance management efficiency. We also plan to elect a board member from outside the Company at the upcoming Pioneer Ordinary General Meeting of Shareholders to be held on June 27, 2002. This new member's evaluation and advice should contribute to management reviews, enhance compliance, and improve corporate governance.

Proposed Changes in Management

Pioneer announced that at the meeting of its board of directors held on April 26, 2002, it resolved to convene the 56th Ordinary General Meeting of Shareholders on June 27, 2002 in Tokyo. Also announced were changes in management as follows:

I. Effective April 16, 2002

Mr. Haruhiko Tanaka, formerly Executive Officer and Assistant to Executive Vice President; in charge of Production Planning of Pioneer, is currently serving as Executive Officer of Pioneer and Senior Managing Director of Towada Electronic Corporation.

II. Effective June 27, 2002

(1) Candidates for membership on Pioneer's board of directors to be newly elected at the shareholders' meeting:

- Mr. Koichi Shimizu, currently Senior Executive Officer of Pioneer and Managing Director of Pioneer Electronics Asiacentre Pte. Ltd.; and
- Mr. Tatsuhiro Ishikawa, Attorney at Law.

(2) Directors who will retire at the conclusion of the shareholders' meeting:

- Mr. Shoichi Yamada, currently Managing Director, will become President of Tohoku Pioneer Corporation; and
- Mr. Toshihisa Koga, currently Director, will become a Counselor of Pioneer.

(3) Changes in Directors:

- Mr. Katsuhiro Abe, currently Senior Managing Director and Representative Director, will be promoted to Executive Vice President and Representative Director;
- Mr. Akira Niijima, currently Managing Director, will be promoted to Senior Managing Director;
- Mr. Takashi Kobayashi, currently Managing Director, will be promoted to Senior Managing Director;
- Mr. Tadahiro Yamaguchi, currently Director, will be promoted to Managing Director; and
- Mr. Satoshi Matsumoto, currently Director, will be promoted to Managing Director.

(4) Changes in Executive Officers:

- Mr. Tamihiko Sudo, currently Executive Officer, will be promoted to Senior Executive Officer; and
- Mr. Hajime Ishizuka, currently Executive Officer, will be promoted to Senior Executive Officer.

(5) Mr. Haruhiko Tanaka, currently Executive Officer of Pioneer, will retire on June 27, 2002 and become President of Towada Electronic Corporation.

(6) Changes in occupation of Directors and Executive Officers:
- Mr. Koichi Shimizu, currently Senior Executive Officer of Pioneer and Managing Director of Pioneer Electronics Asiacentre Pte. Ltd., will become Director and General Manager of Production Management and Coordination Division, and General Manager of Procurement Center of Pioneer;
- Mr. Tamihiko Sudo, currently Executive Officer and Executive Vice President of Pioneer's Mobile Entertainment Company, will become Senior Executive Officer and President of Pioneer's Mobile Entertainment Company; and
- Mr. Buntarou Nishikawa, currently Executive Officer and General Manager of Domestic Sales Division of Pioneer's Mobile Entertainment Company, will become Executive Officer and Executive Vice President of Pioneer's Mobile Entertainment Company and General Manager of its OEM Sales Division.

(7) Changes in personnel related to above changes:
- Mr. Toshiyuki Ito, currently General Manager of International Business Division, will become Managing Director of Pioneer Electronics Asiacentre Pte. Ltd.;
- Mr. Tatsuo Takeuchi, currently General Manager of Asia Pacific Department of International Business Division, will become General Manager of International Business Division; and
- Mr. Takashige Nakano, currently General Manager of Tokyo Area Sales Department of Domestic Sales Division of Pioneer's Mobile Entertainment Company, will become General Manager of Domestic Sales Division of Pioneer's Mobile Entertainment Company.

Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.

# # # # # #

The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of ¥133=US$1.00, the approximate rate prevailing on March 31, 2002.

Attached are (I) consolidated financial statements and (II) financial statements of the parent company only.

For further information, please contact:
Investor Relations Department, Corporate Communications Division
Pioneer Corporation, Tokyo
Phone: (03) 3495-6774 / Fax: (03) 3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/

I. CONSOLIDATED FINANCIAL STATEMENTS OF PIONEER CORPORATION

(1) SALES BY PRODUCT GROUP

(In millions of yen)

	Year ended March 31				
	2002		2001		% to prior year
	Amount	% to sales	Amount	% to sales	
Domestic	¥ 51,177	7.9	¥ 50,556	8.1	101.2
Overseas	144,541	22.1	140,583	22.4	102.8
Audio/Video	195,718	30.0	191,139	30.5	102.4
Domestic	96,115	14.8	89,891	14.3	106.9
Overseas	165,096	25.3	154,987	24.8	106.5
Car Electronics	261,211	40.1	244,878	39.1	106.7
Domestic	63,570	9.7	62,846	10.1	101.2
Overseas	86,976	13.5	87,766	13.9	99.1
Others	150,546	23.2	150,612	24.0	100.0
Domestic	210,862	32.4	203,293	32.5	103.7
Overseas	396,613	60.9	383,336	61.1	103.5
Electronics Total	607,475	93.3	586,629	93.6	103.6
Domestic	31,560	4.8	27,690	4.4	114.0
Overseas	12,276	1.9	12,220	2.0	100.5
AV (Audio/Video) Software	43,836	6.7	39,910	6.4	109.8
Domestic	242,422	37.2	230,983	36.9	105.0
Overseas	408,889	62.8	395,556	63.1	103.4
Total	¥651,311	100.0	¥626,539	100.0	104.0

(2) CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In millions of yen)

	Year ended March 31	
	2002	2001
Operating revenue:		
Net sales	¥651,311	¥626,539
Royalty revenue	17,588	20,530
	668,899	647,069
Operating costs and expenses:		
Cost of sales	465,336	447,389
Selling, general and administrative	182,282	165,861
	647,618	613,250
Operating income	21,281	33,819
Other income (expenses):		
Interest income	3,039	4,920
Foreign exchange gain (loss)	297	(1,192)
Interest expense	(3,445)	(4,301)
Others, net	(5,829)	947
	(5,938)	374
Income before income taxes	15,343	34,193
Income taxes	6,722	14,320
Minority interest in income of subsidiaries	(504)	(1,445)
Equity in earnings (losses) of affiliated companies	(70)	(130)
Net income	¥ 8,047	¥ 18,298

(3) CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of yen)

ASSETS	March 31 2002	March 31 2001	Increase/ (Decrease)
Current assets:			
Cash and cash equivalents	¥127,113	¥121,127	¥ 5,986
Available-for-sale securities	3,455	1,598	1,857
Notes and accounts receivable, less allowances	125,563	118,778	6,785
Inventories	96,910	94,429	2,481
Others	58,779	52,680	6,099
Total current assets	411,820	388,612	23,208
Investments and long-term receivables	33,004	34,997	(1,993)
Property, plant and equipment, less depreciation	150,760	139,757	11,003
Other assets	49,545	41,790	7,755
	¥645,129	¥605,156	¥39,973
LIABILITIES AND SHAREHOLDERS' EOUITY			
Current liabilities:			
Short-term borrowings and current portion of long-term debt	¥ 48,418	¥ 45,567	¥ 2,851
Accounts payable—trade	57,231	45,877	11,354
Accrued taxes on income	4,642	6,008	(1,366)
Others	84,019	80,373	3,646
Total current liabilities	194,310	177,825	16,485
Long-term liabilities	84,572	71,773	12,799
Minority interests	19,244	18,563	681
Shareholders' equity	347,003	336,995	10,008
	¥645,129	¥605,156	¥39,973

(4) CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In millions of yen)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balance at March 31, 2000	¥48,452	¥80,705	¥219,745	(¥36,442)	-	¥312,460
Net income			18,298			18,298
Other comprehensive income				7,791		7,791
Exercise of warrants	391	391				782
Value ascribed to warrants and stock option		362				362
Cash dividends (¥15.00 per share)			(2,698)			(2,698)
Balance at March 31, 2001	¥48,843	¥81,458	¥235,345	(¥28,651)	-	¥336,995
Net income			8,047			8,047
Other comprehensive income				3,915		3,915
Exercise of warrants	206	206				412
Value ascribed to warrants and stock option		346				346
Cash dividends (¥15.00 per share)			(2,700)			(2,700)
Net of repurchase and sale of treasury stock					(12)	(12)
Balance at March 31, 2002	¥49,049	¥82,010	¥240,692	(¥24,736)	(¥12)	¥347,003

(5) CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of yen)

	Year ended March 31	
	2002	2001
Operating activities:		
Net income	¥ 8,047	¥18,298
Depreciation and amortization	36,782	32,405
Increase in notes and accounts receivable	(2,225)	(6,729)
Decrease in inventories	3,288	5,786
Increase in accounts payable—trade	9,304	177
Other	1,914	1,304
Net cash provided by operating activities	57,110	51,241
Investing activities:		
Payment for purchase of fixed assets	(46,996)	(42,183)
Other	(4,152)	602
Net cash used in investing activities	(51,148)	(41,581)
Financing activities:		
Decrease in short-term borrowings and long-term debt	(1,694)	(44,838)
Dividends paid	(2,699)	(2,247)
Other	186	518
Net cash used in financing activities	(4,207)	(46,567)
Effect of exchange rate changes on cash and cash equivalents	4,231	6,229
Net increase (decrease) in cash and cash equivalents	¥ 5,986	(¥30,678)

Notes:

1. The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.
2. The consolidated financial statements include the accounts of the parent company and 150 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.
3. The Company's comprehensive income comprises net income and changes in cumulative foreign currency translation adjustments, net unrealized gains on securities and minimum pension liability adjustments. For the year ended March 31, 2002 and 2001, comprehensive income was ¥11,962 million and ¥26,089 million, respectively. The difference between net income and comprehensive income for each period resulted mainly from changes in cumulative foreign currency translation adjustments and minimum pension liability adjustments.

(6) CONDENSED SEGMENT INFORMATION

The following condensed segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.

<Business Segments>

(In millions of yen)

	Year ended March 31				% to prior year	
	2002		2001			
	Operating Revenue	Operating Income	Operating Revenue	Operating Income	Operating Revenue	Operating Income
Electronics	¥608,322	¥ 2,663	¥587,352	¥13,831	103.6	19.3
AV Software	49,025	1,839	44,686	125	109.7	1,471.2
Patent Licensing	19,796	16,837	22,413	19,734	88.3	85.3
Total	677,143	21,339	654,451	33,690	103.5	63.3
Elimination	(8,244)	(58)	(7,382)	129	-	-
Consolidated total	¥668,899	¥21,281	¥647,069	¥33,819	103.4	62.9

<Geographic Segments>

(In millions of yen)

	Year ended March 31				% to prior year	
	2002		2001			
	Operating Revenue	Operating Income	Operating Revenue	Operating Income	Operating Revenue	Operating Income
Japan	¥ 521,839	¥ 5,713	¥ 500,633	¥ 6,551	104.2	87.2
North America	206,462	11,266	216,612	20,285	95.3	55.5
Europe	132,341	(122)	125,935	(1,626)	105.1	-
Other	240,343	6,323	197,902	5,644	121.4	112.0
Total	1,100,985	23,180	1,041,082	30,854	105.8	75.1
Elimination	(432,086)	(1,899)	(394,013)	2,965	-	-
Consolidated total	¥ 668,899	¥21,281	¥ 647,069	¥33,819	103.4	62.9

II. FINANCIAL STATEMENTS OF PIONEER CORPORATION FOR THE YEAR ENDED MARCH 31, 2002 and 2001

(1) SALES BY PRODUCT GROUP

(In millions of yen)

	Year ended March 31				
	2002		2001		% to prior year
	Amount	% to sales	Amount	% to sales	
Domestic	¥ 46,152	10.9	¥ 47,361	11.9	97.4
Export	95,545	22.7	89,317	22.4	107.0
Audio/Video	141,697	33.6	136,679	34.3	103.7
Domestic	95,533	22.7	89,365	22.4	106.9
Export	103,206	24.5	100,760	25.3	102.4
Car Electronics	198,740	47.2	190,125	47.7	104.5
Domestic	25,968	6.2	19,427	4.9	133.7
Export	55,002	13.0	52,323	13.1	105.1
Others	80,971	19.2	71,751	18.0	112.8
Domestic	167,654	39.8	156,154	39.2	107.4
Export	253,754	60.2	242,401	60.8	104.7
Total	¥421,409	100.0	¥398,556	100.0	105.7

(2) CONDENSED STATEMENTS OF INCOME

(In millions of yen)

	Year ended March 31			
	2002		2001	
	Amount	% to sales	Amount	% to sales
Net sales - Domestic	¥167,654	39.8	¥156,154	39.2
Export	253,754	60.2	242,401	60.8
	421,409	100.0	398,556	100.0
Cost of sales	330,612	78.5	319,281	80.1
Selling, general and administrative expenses	82,911	19.6	76,329	19.2
Operating income	7,884	1.9	2,944	0.7
Non-operating income, net	2,409	0.5	2,606	0.7
Ordinary income	10,294	2.4	5,550	1.4
Other expenses, net	6,804	1.6	2,665	0.7
Income before income taxes	3,489	0.8	2,885	0.7
Income taxes	298	0.0	1,154	0.3
Net income	¥ 3,190	0.8	¥ 1,730	0.4

(3) CONDENSED BALANCE SHEETS

(In millions of yen)

ASSETS	March 31 2002	March 31 2001	Increase/ (Decrease)
Current assets:			
Cash	¥ 6,410	¥ 33,916	(¥27,506)
Notes and accounts receivable - trade	48,415	40,348	8,066
Marketable securities	36,350	18,529	17,820
Inventories	25,745	22,694	3,050
Other current assets	52,074	42,422	9,652
Total current assets	168,996	157,912	11,083
Fixed assets:			
Tangible	30,741	32,558	(1,816)
Intangible	7,701	6,769	931
Investments and others	181,301	180,019	1,281
Total fixed assets	219,744	219,347	397
Total assets	¥388,740	¥377,259	¥11,480

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:			
Accounts payable – trade	¥ 34,647	¥ 25,014	¥ 9,632
Accrued expenses	29,545	27,149	2,396
Other current liabilities	14,471	8,614	5,856
Total current liabilities	78,663	60,778	17,885
Long-term liabilities	29,190	33,792	(4,601)
Total liabilities	107,854	94,571	13,283
Shareholders' equity	280,886	282,688	(1,802)
Total liabilities and shareholders' equity	¥388,740	¥377,259	¥11,480

Note: In preparing the financial statements, all amounts less than one million yen were disregarded.

(4) PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

(In million of yen except per share information)

	Year ended March 31, 2002	Year ended March 31, 2001
Unappropriated retained earnings at the end of the period	¥2,752	¥2,396
To be appropriated as follows:		
Legal reserve	-	135
Dividends	1,350 (¥7.5 per share of common stock)	1,349 (¥7.5 per share of common stock)
Unappropriated retained earnings carried forward to the next period	¥1,402	¥ 911

Note: Combined with the interim dividends of ¥7.5 per share of common stock paid on December 6, 2001, the total cash dividends for fiscal year 2002 will amount to ¥15 per share of common stock.

News Release

For Immediate Release
April 26, 2006

Pioneer to Issue Share Acquisition Rights for the Purpose of Granting Stock Options

TOKYO — Pioneer Corporation has announced that it resolved, at the meeting of its board of directors held on April 26, 2002, to propose an agenda asking for authorization to issue share acquisition rights for the purpose of granting stock options to directors and employees of the Company and its subsidiaries, pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan. The proposal will be made at the Company's ordinary general meeting of shareholders to be held on June 27, 2002.

The reason and the terms of the agenda are as follows:

Description

1. Reason for Issue of Share Acquisition Rights on Specially Favorable Terms:

   To further raise the motivation and the morale of directors and employees of the Company and its subsidiaries, in order to improve the Company's consolidated business performance

2. Terms of Issue:

   (1) Persons to whom share acquisition rights shall be allocated:

   Directors, executive officers and a number of employees of the Company and a number of directors of domestic or overseas subsidiaries of the Company (hereinafter referred to as the "Qualified Persons")

   (2) Class and number of shares to be issued (or transferred from the Company's own shares held by the Company in lieu thereof; hereinafter the same shall apply) upon exercise of share acquisition rights:

   Shares of common stock of the Company not exceeding 600,000; provided, however, in case the number of shares to be issued upon exercise of each share acquisition right shall be adjusted pursuant to (3) below, the number of shares to be issued shall be adjusted to the number obtained by multiplying the aggregate number of share acquisition rights to be issued by the number of shares after adjustment pursuant to (3) below.

(3) Aggregate number of share acquisition rights:

Not exceeding 6,000

The number of shares to be issued upon exercise of each share acquisition right shall be 100; provided, however, in case the Company splits or consolidates its shares of common stock on or after the date of issue of share acquisition rights (hereinafter referred to as the "Issue Date"), the number of shares to be issued upon exercise of each share acquisition right shall be adjusted according to the following formula:

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of split or consolidation}$$

In addition, the number of shares to be issued upon exercise of each share acquisition right shall be appropriately adjusted to the necessary and reasonable extent, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the number of shares to be issued upon exercise of each share acquisition right shall be required.

Any fraction less than one (1) share resulting from this adjustment shall be disregarded.

(4) Issue price of share acquisition rights:

No consideration shall be paid.

(5) Amount to be paid in for exercise of share acquisition rights:

The amount to be paid in per share to be issued upon exercise of share acquisition rights (hereinafter the "Exercise Price") shall be the amount obtained by multiplying the higher of either (i) the average of closing prices (including quotations; hereinafter the same shall apply) in the regular tradings of the shares of common stock of the Company on the Tokyo Stock Exchange for 30 consecutive trading days (excluding any trading day on which the closing price does not exist) commencing on the day 45 trading days prior to the Issue Date or (ii) such closing price on the Issue Date (if the closing price does not exist on such date, the closing price of the day immediately preceding such date), by 1.05. Any fraction less than one (1) yen resulting from this calculation shall be rounded up to the nearest one (1) yen.

Provided, however, in case the Company splits or consolidates its shares of common stock on or after the Issue Date, the Exercise Price shall be adjusted according to the following formula and any fraction less than one (1) yen resulting from this adjustment shall be rounded up to the nearest one (1) yen:

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

In addition, the Exercise Price shall be appropriately adjusted to the necessary and reasonable extent, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the Exercise Price shall be required.

(6) Period during which the share acquisition rights may be exercised:

From and including July 1, 2004, to and including June 29, 2007

(7) Conditions for exercise of share acquisition rights:

(i) Each share acquisition right may not be exercised in part.

(ii) Other conditions for exercise of the share acquisition rights shall be determined by the board of directors of the Company.

(8) Cancellation of share acquisition rights:

The Company may at any time purchase or acquire the share acquisition rights and cancel them without any consideration.

(9) Restriction on transfer of share acquisition rights:

Transfer of share acquisition rights shall require an approval of the board of directors of the Company.

3. Others:

(1) In case a Qualified Person is no longer a director, executive officer or employee of the Company or any of its subsidiaries at the time of exercise of share acquisition rights, such Qualified Person shall not be entitled to exercise such share acquisition rights, unless the above is resulted from resignation due to expiration of the term of office, compulsory retirement age, involuntary retirement or any other reasonable event.

(2) In addition to the foregoing, allocation of the share acquisition rights shall be made subject to the execution of, and in accordance with, an agreement for allocation of share acquisition rights between the Company and each Qualified Person which provides the matters and conditions deemed necessary by the board of directors, in order to achieve the purpose of this issue of share acquisition rights.

# # # # # #

For further information, please contact:
Katsuhiro Abe, Senior Managing Director
Pioneer Corporation, Tokyo
Phone: (03) 3494-1111 / Fax: (03) 3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/

News Release

For Immediate Release
April 26, 2002

Pioneer to Propose Purchases of Its Own Shares at Shareholders' Meeting

TOKYO — Pioneer Corporation has announced that it resolved, at the meeting of its board of directors held on April 26, 2002, to propose an agenda asking for authorization for purchases by the Company of its shares of common stock pursuant to the provisions of Article 210 of the Commercial Code of Japan. The proposal will be made at the Company's ordinary general meeting of shareholders to be held on June 27, 2002.

Description

1. Reason for the Proposal:

   To take timely, flexible measures to achieve the Company's capital policy

2. Particulars of the Proposal:

   (1) Type of shares to be purchased:

   Shares of common stock of the Company

   (2) Total number of shares to be purchased:

   Up to 10,000,000 shares (5.55% of total outstanding shares)

   (3) Total purchase price:

   Up to 20,000,000,000 yen

   (4) Time schedule of the purchases:

   Not yet determined
   (Such purchases could be made, however, up to the time of the conclusion of the ordinary general meeting of shareholders to be held with respect to the fiscal year ending March 31, 2003.)

Note: The above proposal is subject to an approval of "purchases by the Company of its own shares" to be obtained at the Company's ordinary general meeting of shareholders to be held on June 27, 2002.

# # # # # #

For further information, please contact:
Katsuhiro Abe, Senior Managing Director
Pioneer Corporation, Tokyo
Phone: (03) 3494-1111 / Fax: (03) 3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date April 26, 2002

By:
Kaneo Ito
President and Representative Director